UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S FULL-YEAR 2016 BUSINESS PROFIT (1) REACHED $91.5 MILLION, WITH $13.3 MILLION PROFIT RECORDED IN THE FOURTH QUARTER 2016

PANAMA CITY, REPUBLIC OF PANAMA, February 17, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the fourth quarter (“4Q16”) and full-year (“FY16”) ended December 31, 2016 (“Y/E16”).

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2016	2015	4Q16	3Q16	4Q15
Key Income Statement Highlights
Total income	$168.0	$173.9	$43.2	$43.4	$43.6
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts	$35.1	$12.8	$18.0	$4.4	$2.5
Impairment loss (gain) from ECL on investment securities	$0.0	$5.3	$(0.3)	$(0.2)	$4.7
Operating expenses (2)	$45.8	$51.8	$12.1	$11.2	$13.1
Business Profit (1)	$91.5	$99.0	$13.3	$28.0	$25.3
Non-Core Items (3)	$(4.4)	$5.0	$0.0	$0.0	$(2.0)
Profit for the period	$87.0	$104.0	$13.3	$28.0	$23.2
Profitability Ratios
Earnings per Share ("EPS") (4)	$2.23	$2.67	$0.34	$0.72	$0.60
Business EPS (4)	$2.34	$2.54	$0.34	$0.72	$0.65
Return on Average Equity (“ROAE”) (5)	8.8%	11.0%	5.3%	11.2%	9.5%
Business ROAE (6)	9.2%	10.4%	5.3%	11.2%	10.4%
Return on Average Assets (“ROAA”)	1.16%	1.32%	0.73%	1.50%	1.17%
Business ROAA	1.22%	1.25%	0.73%	1.50%	1.27%
Net Interest Margin ("NIM") (7)	2.08%	1.84%	2.05%	2.13%	1.90%
Net Interest Spread ("NIS") (8)	1.84%	1.68%	1.79%	1.89%	1.72%
Efficiency Ratio (9)	27%	30%	28%	26%	30%
Business Efficiency Ratio (9)	26%	31%	28%	26%	29%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,444	$7,155	$6,444	$6,688	$7,155
Treasury Portfolio	$108	$250	$108	$145	$250
Total Assets	$7,181	$8,286	$7,181	$7,287	$8,286
Market capitalization	$1,153	$1,010	$1,153	$1,104	$1,010
Tier 1 Basel III Capital Ratio (10)	17.9%	16.1%	17.9%	15.9%	16.1%
Leverage (times) (11)	7.1	8.5	7.1	7.2	8.5
Liquid Assets / Total Assets (12)	14.0%	15.3%	14.0%	9.9%	15.3%
NPL to gross loan portfolio	1.09%	0.78%	1.09%	1.31%	0.78%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to Commercial Portfolio	1.73%	1.33%	1.73%	1.67%	1.33%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.7	1.8	1.7	1.3	1.8

4Q16 and FY16 Highlights

Reported results:

•	Bladex’s FY16 Business Profit reached $91.5 million (-8% YoY), as the effects of a YoY increase in Net Interest Income and a YoY reduction in operating expenses were offset by provisions for expected credit losses (“ECL”) on certain exposures.

•	The Bank’s Profit for the year 2016 reached $87.0 million, or $2.23 EPS, compared to $104.0 million, or $2.67 EPS, in 2015, as a result of the discontinued non-core participation in the investment funds which were liquidated in April, 2016.
•	Bladex’s 4Q16 Profit totaled $13.3 million (-52% QoQ, -43% YoY), on $17.6 million in provisions recorded for ECL on loans, while Total Income and operating expenses remained relatively stable.
•	FY16 Net Interest Income (“NII”) amounted to $155.2 million (+7% YoY) on increased financial margins (NIM +24 bps YoY), mainly from growth in average lending rates (+53 bps YoY), which exceeded the impact of increased average rates on interest bearing liabilities (+31 bps YoY). 4Q16 NII & NIM reached $37.7 million (unchanged YoY, -5% QoQ) and 2.05% (+15 bps YoY, -8 bps QoQ), respectively, mainly driven by lower average portfolio balances and increased origination in shorter tenor trade exposures, respectively.
•	FY16 and 4Q16 Fees and Other Income totaled $16.5 million (-26% YoY), and $4.8 million (+32% QoQ, -38% YoY), respectively, mainly driven by YoY lower business activity in letters of credit, with improvement in 4Q16. Commissions from the syndications business were slightly lower YoY, with a greater number of completed transactions despite lower activity in the relevant Latin American debt capital markets.

Key performance metrics:

•	Overall Return on Average Equity (“ROAE”) reached 8.8% in 2016 vs. 11.0% in 2015, on largely stable total income and higher provisions for ECL and adverse non-core results, with the exclusion of non-core effects resulting in a more resilient Business ROAE performance of 9.2% in 2016 (-1.2 pts. YoY).
•	The FY16 Efficiency Ratio improved to 27% (-3 pts. YoY), as operating expenses decreased 12% while total income decreased 3%. The 4Q16 Efficiency Ratio stood at 28%.
•	The Tier 1 Basel III Capital Ratio strengthened to 17.9% at Y/E16, compared to 15.9% a quarter ago, and 16.1% a year ago, on increased capitalization and reduced risk-weighted assets reflecting lower portfolio balances.

Commercial Portfolio & Quality:

•	2016 average and EoP Commercial Portfolio balances reached $6.8 billion (-5% YoY), and $6.4 billion (-4% QoQ, -10% YoY), respectively, as the result of the Bank’s efforts to reduce certain country, industry and client risk concentrations, and continuing its focus on expanding its short-term trade finance book with more favorable risk-adjusted returns.
•	Non-performing loan (“NPL”) exposures amounted to $65.4 million, or 1.09% of gross loan portfolio at Y/E16, compared to $83.8 million, or 1.31%, a quarter ago, and $52.3 million, or 0.78%, at Y/E15. The coverage ratio of the total allowance for ECL to total Commercial Portfolio ending balances stood at 1.73% (+6 bps QoQ, +40 bps YoY), representing an amount equivalent to 1.7 times the NPL balances at Y/E16.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 4Q16 and FY16 results: “2016 turned out to be a year of unexpected events impacting both the global economy in general and the Latin-American Region in particular. Our expectations of diverging growth paths in the Region certainly materialized with continued recessions in Brazil, Argentina and Ecuador limiting growth in South America, while growth north of the Panama Canal remained generally positive, albeit more subdued compared to prior years. Adding to these external factors, internally we continued to work towards greater diversification and lower concentration risk in our portfolio, given increased credit risk in the Region, by reducing exposures in countries like Brazil due to the prolonged recession, and sectors like upstream Oil & Gas to multi-year lows, while focusing on expanding our client base. On the back of profitability and risk/return analyses, we continued on our traditional short term trade finance, reinforcing Bladex´s core competencies.

All these external and internal factors translated to a more diversified book of business, but led to portfolio growth below our expectations. Nevertheless, we did manage to achieve levels we had not been able to attain in previous economic down-cycles of this magnitude, i.e.: earnings capacity and financial strength allowed us to be very selective with new business origination, leading to mitigated impact on both portfolio balances and profitability. Net revenues rose YoY despite lower average portfolio balances as the result of very focused asset & liability management aimed at on the liability side managing efficiently interest rate gap and increasing deposits, and on the asset side increasing spreads even as the overall tenor structure of the lending book moved towards the short end. Our syndication and loan structuring franchise continued to strengthen in a generally dismal year for debt capital markets in the Region. Expenses, excluding variable compensation, continued their sequential decline, reflecting continued efforts to improve and streamline internal processes, all the while investing in technology to enable further efficiencies down the road. Liquidity and Capitalization levels strengthened as well, as did the tenor structure and stability of our funding, with ever more diversified sources of funds.

2

One area where we have encountered more than expected headwinds, was the non-performing loan portfolio. Historically, and given the short-term, trade focused nature of our business, the Bank has not had significant, nor persistent levels of exposures in this category. In line with that track record, the number of problem exposures that we had identified early on over the 2015/2016 economic downturn in the Region continues to stay relatively confined to specific countries, industries and clients. However, the level of complexity of the required restructuring efforts, and the resulting deterioration of these exposures in terms of time to resolution, along with the associated loss expectations were indeed greater than expected, leading to reserve strengthening, and consequently, provision impact in the P&L. The Bank is aggressively managing each of these exposures with the appropriate urgency and diligence in order to achieve the best possible outcome. To this effect, the core responsibility to effectively manage credit risk is shared across the Bank by way of performance based goals and objectives, and is directly reflected in the way our variable performance based compensation framework works.

We enter 2017 cautiously optimistic and will continue to build on our fundamental strengths to achieve higher levels of profitability and performance. On the external front the Latin America Region is poised to improve its economic conditions with positive growth prospects across the different countries, but we remain alert for the different challenges arising from a potentially more protectionist environment in the developed world from the BREXIT in Europe and the new government in the United States. On the internal front we are confident that we are equipped to post continued solid results given the resilience of our business model which has been proven under different stress scenarios. We continue with a positive view towards portfolio growth in 2017, aiming to reverse a trend of declining balances over the last couple of years. Our target is to achieve portfolio growth of around 10% for the year, which should enable the Bank to deliver good results to our shareholders and investors, while developing an ever more relevant and solutions oriented business proposition for our clients.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities stemming from our syndications activities for corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and from loan structuring and syndication activities; and (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (recovery) from ECL on loans at amortized cost, and loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

3

The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed commercial and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances, and an equity investment.

At Y/E 2016, the Commercial Portfolio stood at $6.4 billion, a $0.2 million, or 4%, decrease compared to $6.7 billion a quarter ago, and a $0.7 billion, or 10%, decrease compared to $7.2 billion at year-end 2015, as the Bank reduced certain country, industry and client risk concentrations in response to unfavorable market conditions affecting these markets, and its focus on expanding its short-term trade finance exposures with favorable risk-adjusted returns. The most significant portfolio reduction was in regards to Brazil credit exposures. Efforts to reduce concentration in that market commenced several years ago, and continued throughout 2016 with a $0.5 billion portfolio reduction bringing its weight down to 18% of the total Commercial Portfolio at Y/E 2016, compared to 23% at Y/E 2015, and compared to a peak of 47% in 2008.

On an average basis, Commercial Portfolio balances amounted to $6.8 billion in 2016, a $0.3 billion, or 5%, decrease year-on-year, compared to $7.1 billion in 2015. Similarly, 4Q16 average Commercial Portfolio balances reached $6.7 billion, down 2% quarter-on-quarter and 8% year-on-year, as the Bank focused on improving its portfolio risk adjusted returns, increasing lending margins and profitability and reducing portfolio concentration risk.

At Y/E 2016, 77%, of the Bank’s Commercial Portfolio was scheduled to mature within one year, up from 75% a quarter ago and 72% a year ago. Trade finance operations represented 66% of the Bank’s Commercial Portfolio, compared to 61% and 56%, in the comparison periods respectively, while the remaining balance consisted primarily of lending to financial institutions and to corporations engaged in foreign trade.

4

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	2016	2015	4Q16	3Q16	4Q15
Commercial Business Segment:
Net interest income	$140.4	$127.2	$35.0	$35.9	$33.7
Net other income (13)	16.3	21.5	4.7	3.9	7.4
Total income	156.7	148.7	39.7	39.7	41.1
Impairment loss from ECL on loans and loan commitments and financial guarantees contracts	(35.1)	(12.8)	(18.0)	(4.4)	(2.5)
Operating expenses	(34.6)	(40.4)	(9.2)	(8.5)	(10.1)
Profit for the period	$87.0	$95.4	$12.5	$26.9	$28.6

5

4Q16 vs. 3Q16

The Commercial Business Segment Profit for 4Q16 totaled $12.5 million, a 53% quarterly decrease, mainly driven by the $18.0 million provision for impairment losses from ECL on the Commercial Portfolio, recorded in the quarter to account for individually assessed lifetime ECL on certain loan exposures undergoing restructuring and recovery efforts, compared to a $4.4 million impairment loss provision in the prior quarter. Total income during the 4Q16 remained stable QoQ at $39.7 million, as increased non-interest income (+22%), mostly from higher letter of credit activity, compensated lower net interest income (-2%), mainly attributable to lower average loan portfolio balances and lower lending margins reflecting the portfolio shift towards short-term trade lending. Operating expenses increased on seasonally higher allocated overhead expenses.

4Q16 vs. 4Q15

The Segment’s quarterly Profit variance was mostly driven by a $15.5 million increase in provisions for impairment loss from ECL in the Commercial Portfolio, to account for individually assessed lifetime ECL on selected loans. Total income reached $39.7 million, a 3% YoY decrease as higher net interest income (+4%) mainly from increased net lending yields, was offset by lower net other income from reduced fee income derived from the credit commitments, syndications business, and loan distribution activities in the secondary markets, while operating expenses decreased 9% mainly from lower performance-based variable compensation.

FY16 vs. FY15

The Commercial Business Segment’s profit reached $87.0 million in 2016, an $8.4 million, or 9%, decrease compared to $95.4 million in 2015, mainly as a result of provision for higher impairment loss from ECL totaling $35.1 million, compared to $12.8 million in 2015, mainly associated to individually assessed lifetime ECL on certain exposures undergoing restructuring and recovery efforts. Profits for the Commercial Business Segment were also impacted to a lesser extent by a $5.2 million decrease in net other income, mainly due to lower fees and commissions from reduced activity in letters of credit, financial guarantees and credit commitments. These factors were partially compensated by: (i) a $13.2 million, or 10%, increase in net interest income driven by higher net lending rates, which compensated the effects of lower average lending balances (-4% year-on-year), and (ii) a $5.8 million, or 14%, decrease in operating expenses mostly from lower performance-based variable compensation expense and cost savings in other expense categories.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of financial instruments at fair value through profit or loss (“FVTPL”), at fair value through accumulated other comprehensive income (loss) account (“FVOCI”) and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities which constitute its funding, mainly liability deposits, securities sold under repurchase agreement (“Repos”), and short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses. Until the Bank´s exit from its participation in investment funds in 1H16, the Treasury Business Segment also incorporated the Bank’s non-core results from its participation, which were shown in the other income line item “gain (loss) per financial instruments at FVTPL”.

6

At Y/E 2016, treasury business assets totaled $1.2 billion, a $0.3 billion increase from a quarter ago on higher liquid assets, and a $0.4 billion, or 27%, decrease compared to $1.6 billion at year-end 2015, resulting from lower cash and cash equivalents balances, investment securities and the final redemption of the participation in the investment funds.

The Bank’s cash and cash equivalents holdings, most of which consisted of liquid assets proactively managed, totaled $1.1 billion at Y/E 2016, compared to $0.8 billion a quarter ago and $1.3 billion at Y/E 2015, largely in line with historical levels, and as the result of the requirements for internal liquidity management limits and policies based on the Basel III Liquidity Coverage Ratio (“LCR”). $0.6 billion, or 59%, of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, with the remainder held with other highly rated financial institutions. As of these dates, the liquid assets to total assets ratio was 14.0%, 9.9%, and 15.3%, respectively, while the liquid assets to total deposits ratio was 36.0%, 23.0%, and 45.3%, respectively.

Investment Securities Portfolio (at FVOCI and at amortized cost) decreased to $108 million, or 2%, of total assets, at Y/E 2016, from $145 million, or 2% of total assets a quarter ago, and $251 million, or 3% of total assets at Y/E 2015, as the Bank continued reducing its holdings in its securities portfolios to reduce market risk. The Investment Securities Portfolio consisted of readily-quoted Latin American securities, 90% of which represented multilateral, sovereign or state owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury Portfolio).

Deposit balances reached $2.8 billion at year-end 2016, down 10% from previous quarter and similar to 2015 levels, representing 45% of total liabilities, compared to 50% and 38%, respectively. At Y/E 2016, 77% of the deposits were placed by the central banks or designees (i.e.: Class A shareholders of the Bank), while 10% originated from private sector commercial banks and financial institutions, 7% from state-owned banks, and 6% from state-owned and private corporations. At Y/E 2016, short-term borrowings and debt, including Repos, totaled $1.5 billion, a 19% quarter-on-quarter increase and a 42% YoY decrease, while long-term borrowings and debt decreased 3% and 6%, respectively, to $1.8 billion at Y/E 2016, as the Bank relied primarily on deposits to cover its short-term funding needs, in response to the mix shift in the lending book moving towards shorter tenors, while still increasing overall funding stability with medium and long-term funding balances amounting to 29% of total funding in 2016, up from 26% in 2015. The weighted average funding cost for 2016 was 1.39%, compared to 1.08% in 2015, a 31 bps increase as the Bank strengthened the overall funding mix, while compensating the effects of increased underlying market rates which increased 33 bps over the same period. Quarterly weighted average funding cost increased 8 bps QoQ and 33 bps YoY to reach 1.50% in the fourth quarter 2016, mainly on increased market rates.

(US$ million)	2016	2015	4Q16	3Q16	4Q15
Treasury Business Segment:
Net interest income	$14.8	$18.3	$2.7	$4.0	$4.1
Net other (loss) income (13)	(3.6)	6.9	0.8	(0.3)	(1.6)
Total income	11.3	25.2	3.5	3.7	2.5
Impairment (loss) gain from ECL on investment securities	(0.0)	(5.3)	0.3	0.2	(4.7)
Operating expenses	(11.2)	(11.4)	(3.0)	(2.7)	(3.0)
Profit (Loss) for the period	$0.0	$8.6	$0.8	$1.1	$(5.3)

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4Q16 vs. 3Q16

The Treasury Business Segment reported a $0.8 million Profit for 4Q16, a $0.3 million, or 28%, QoQ decrease, as higher net other income primarily from trading gains of financial instruments used for hedging purposes, were offset by lower net interest income from reduced investment securities average portfolio balances and increased lower-yield liquidity balances, along with seasonally higher allocated overhead expenses.

4Q16 vs. 4Q15

The Segment’s $0.8 million Profit for 4Q16 compared to the $5.3 million Loss in 4Q15 was mainly attributable to (i) a positive variation on impairment from ECL on investment securities, as a $0.3 million impairment gain was recorded during the quarter, mostly due to reduced portfolio balances, compared to an $4.7 million impairment loss in 4Q15 mostly related to individually assessed lifetime ECL on securities positions which were sold during 2016, and (ii) the absence of non-core effects from the Bank’s former participation in the investment funds which recorded a loss of $2.0 million in 4Q15.

FY16 vs. FY15

The Treasury Business Segment reported a marginal profit for the year 2016, compared to $8.6 million in 2015, a decrease mostly attributable to the $9.5 million adverse swing in non-core results from the Bank’s former participation in investment funds, with a $4.4 million loss recorded in 2016 compared to a $5.1 million gain in 2015. The Bank´s reduced holdings in its investment securities portfolio mainly accounted for a $3.5 million reduction in the Segment’s net interest income, which was compensated by a year-on-year reduction of impairment loss from ECL on investment securities, as the Bank recorded marginal impairment in 2016, compared to $5.3 million impairment in 2015.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2016	2015	4Q16	3Q16	4Q15
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$140.4	$127.2	$35.0	$35.9	$33.7
Treasury Business Segment	14.8	18.3	2.7	4.0	4.1
Combined Business Segment NII	$155.2	$145.5	$37.7	$39.8	$37.8

Net Interest Margin	2.08%	1.84%	2.05%	2.13%	1.90%

4Q16 vs. 3Q16

The Bank’s 4Q16 net interest income reached $37.7 million, a $2.1 million, or 5%, quarter-on-quarter decrease, primarily attributable to an 8 bps decrease in net interest margin mainly from lower average loan portfolio balances and reduced lending margins reflecting the Bank’s emphasis on short-term trade lending.

4Q16 vs. 4Q15

Net interest income was nearly unchanged compared to the $37.8 million net interest income in 4Q15, on lower average interest-earning asset balances as a result of the Bank’s decision to reduce risk concentration in the loan and investment securities portfolios, offsetting the positive effects of wider NIM and NIS (+41 bps on yields interest-earning asset vs. +33 bps on rates paid interest-bearing liabilities).

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FY16 vs. FY15

The Bank’s 2016 net interest income reached $155.2 million, compared to $145.5 million in 2015. The $9.7 million, or 7%, increase in net interest income was mainly driven by a 24 bps increase in net interest margin to 2.08% in 2016, compared to 1.84% in 2015, as higher net lending spreads and the overall effects of increased market rates overcompensated the effects of lower average interest-earning asset balances, from the Bank´s efforts to reduce lending and investment portfolio risk exposures.

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

(US$ million)	2016	2015	4Q16	3Q16	4Q15
Fees and Commissions *	$14.3	$19.2	$4.1	$3.4	$6.3
Letters of credit and other contingent credits	8.5	12.3	2.8	2.0	3.6
Loan structuring and distribution fees	5.8	6.9	1.3	1.3	2.7
Gain on sale of loans at amortized cost	0.8	1.5	0.3	0.1	0.8
Other income, net	1.4	1.6	0.3	0.1	0.6
Fees and Other Income	$16.5	$22.3	$4.8	$3.6	$7.7

* Net of commission expenses

Quarterly Variation

Fees and Other Income totaled $4.8 million in 4Q16, compared to $3.6 million in 3Q16, and $7.7 million in 4Q15. The $1.2 million, or 32% quarter-on-quarter increase was mostly driven by higher letter of credit business activities, loan distribution activities in the secondary market and other income. The $2.9 million, or 38%, year-on-year decrease was mostly driven by lower fee income in the syndications business as two transactions were closed in the 4Q16 versus three in the 4Q15, along with reduced commissions from credit commitments and financial guarantees, and lower gains on the sale of loans.

FY16 vs. FY15

Full-year 2016 Fees and Other Income amounted to $16.5 million, compared to $22.3 million in 2015. The $5.8 million, or 26%, decrease was mostly driven by lower business activity in letter of credits, loan commitments and other financial guarantees contracts, and lower market activity in secondary market transactions, while commissions from the syndication business in the primary market were slightly lower, with an increased number of completed transactions despite overall volumes in the relevant Latin American debt capital markets suffering significant decreases.

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PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(In US$ million)	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15
Allowance for ECL on loans at amortized cost:
Balance at beginning of the period	$106.3	$102.1	$92.1	$90.0	$93.8
Provisions	17.6	5.0	10.0	2.1	1.9
Write-offs, net of recoveries	(17.9)	(0.8)	0.0	0.0	(5.7)
End of period balance	$106.0	$106.3	$102.1	$92.1	$90.0

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$5.4	$6.1	$4.5	$5.4	$4.8
Provisions (reversals)	0.4	(0.7)	1.6	(0.9)	0.6
End of period balance	$5.8	$5.4	$6.1	$4.5	$5.4

Total allowance for ECL on loans at amortized, loan commitments and financial guarantee contracts	$111.8	$111.7	$108.2	$96.6	$95.4

Total allowance for ECL on loans at amortized, loan commitments and financial guarantee contracts to Commercial Portfolio	1.73%	1.67%	1.60%	1.40%	1.33%

NPL to gross loan portfolio	1.09%	1.31%	1.30%	0.43%	0.78%

Total allowance for ECL on loans at amortized, loan commitments and financial guarantee contracts to NPL (times)	1.7	1.3	1.3	3.4	1.8

The total allowance for ECL amounted to $111.8 million at December 31, 2016, representing 1.73% of total Commercial Portfolio, compared to $111.7 million and 1.67%, respectively, as of September 30, 2016, and compared to $95.4 million and 1.33%, respectively, as of December 31, 2015. The YoY increase of $16.4 million in credit allowances and 40 basis points in total reserve coverage was primarily associated with higher allowances assigned to performing exposures based on lifetime ECL (IFRS Rule 9 Stage 2), and NPL (IFRS Rule 9 Stage 3), partly offset by lower impairment from ECL on performing exposures assessed based on 12-month ECL (IFRS Rule 9 Stage 1), which resulted from both lower end-of-period portfolio balances, and the overall portfolio mix shift towards shorter term trade exposures.

10

NPL balances stood at $65.4 million, or 1.09% of NPL to Loan Portfolio, compared to $83.8 million, or 1.31% of the Loan Portfolio a quarter ago, as the result of write-offs after completed restructurings, and compared to $52.3 million, or 0.78% of Loan Portfolio a year ago. The ratio of the total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPLs was 1.7 times, from 1.3 times a quarter ago, and compared to 1.8 times a year ago.

OPERATING EXPENSES

Operating expenses totals the following line items of the consolidated statements of profit or loss:

(US$ million)	2016	2015	4Q16	3Q16	4Q15
Salaries and other employee expenses	$25.2	$30.4	$6.2	$6.2	$7.2
Depreciation of equipment and leasehold improvements	1.4	1.4	0.4	0.4	0.3
Amortization of intangible assets	0.6	0.6	0.2	0.2	0.1
Other expenses	18.5	19.4	5.3	4.4	5.4
Total Operating Expenses	$45.8	$51.8	$12.1	$11.2	$13.1

Quarterly Variation

Operating expenses totaled $12.1 million in 4Q16, an 8% QoQ increase on seasonally higher other expenses, and a 7% YoY decrease, mostly attributable to lower performance-based variable compensation expense.

The Bank’s Efficiency Ratio and the Business Efficiency Ratio, (the latter excludes non-core revenues and expenses, mainly from the former participation in investment funds), both stood at 28% in the 4Q16, compared to 26% in 3Q16, and compared to 30% and 29% in the 4Q15, respectively, on QoQ higher, and YoY lower operating expenses, compared to relatively stable total income levels. The ratio of operating expenses to average assets stood at 66 bps in 4Q16, compared to 60 bps and 66 bps in the comparison quarters.

FY16 vs. FY15

The Bank’s operating expenses totaled $45.8 million in 2016, a $6.0 million, or 12%, decrease YoY, mainly attributable to lower performance-based variable compensation expense, and other cost savings resulting from the Bank´s continued focus on process improvements to increase efficiency.

11

The FY16 Efficiency and Business Efficiency Ratios improved to 27% and 26%, respectively, down 3 pts. and 5 pts., compared to 30% and 31% from a year ago, respectively, as operating expenses decreased 12% while total income decreased only 3%, and while business income increased 2%. The Bank’s operating expenses to average assets ratio improved to 61 bps in 2016 from 66 bps in 2015.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	31-Dec-16	30-Sep-16	31-Dec-15
Tier 1 Capital (10)	$1,012	$1,012	$981
Risk-Weighted Assets Basel III (10)	$5,662	$6,373	$6,104
Tier 1 Basel III Capital Ratio (10)	17.9%	15.9%	16.1%
Stockholders’ Equity	$1,011	$1,011	$972
Stockholders’ Equity to Total Assets	14.1%	13.9%	11.7%
Accumulated other comprehensive income (loss) ("OCI")	$(3)	$(4)	$(11)
Leverage (times) (11)	7.1	7.2	8.5
Shares outstanding	39.160	39.160	38.969

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.2 million common shares outstanding as of December 31, 2016. The Bank’s Tier 1 Basel III Capital Ratio was 17.9%, compared to 15.9% as of September 30, 2016 and 16.1% as of December 31, 2015, reflecting very strong levels of capitalization and reduced risk-weighted assets reflecting lower portfolio balances. The Bank’s leverage as of these dates was 7.1x, 7.2x, and 8.5x, respectively.

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held January 17, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2016. The dividend was paid on February 16, 2017, to stockholders registered as of February 1, 2017.

▪	Ratings released: In its semi-annual update published on January 16, 2017, Moody’s Investors Service affirmed its credit opinion of ‘Baa2/P-2’ with a “Stable” Outlook. On October 28, 2016, Standard & Poor’s revised Panama’s Banking Industry Risk Assessment (“BICRA”) outlook to negative from stable, citing vulnerabilities in the country’s regulatory framework, and prompting a methodology-driven change in the Bank´s outlook to negative from stable.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Business Profit refers to Profit for the period, deducting non-core items.

(2)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

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(3)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at FVTPL – investment funds” line item, other income and other expenses related to investment funds.

(4)	Earnings per Share (“EPS”) and Business EPS calculations are based on the average number of shares outstanding during each period.

(5)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(6)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

(7)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(8)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(9)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income. Business Efficiency Ratio refers to business operating expenses as a percentage of total income excluding non-core items.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

(13)	Net other income (loss) by Business Segment consists of the following items:
-	Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.
-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2016, Bladex had disbursed accumulated credits of approximately $243 billion.

13

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s full-year and quarterly results on Friday, February 17, 2017 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 50611476.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

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EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2016	September 30, 2016	December 31, 2015	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$1,069,538	$754,876	$1,299,966	$314,662	42%	$(230,428)	(18)%
Financial Instruments:
At fair value through profit or loss	0	28	53,411	(28)	(100)	(53,411)	(100)
At fair value through OCI	30,607	55,703	141,803	(25,096)	(45)	(111,196)	(78)
Securities at amortized cost, net	77,214	88,866	108,215	(11,652)	(13)	(31,001)	(29)
Loans at amortized cost	6,020,731	6,393,382	6,691,749	(372,651)	(6)	(671,018)	(10)
Less:
Allowance for expected credit losses	105,988	106,335	89,974	(347)	(0)	16,014	18
Unearned interest and deferred fees	7,249	8,695	9,304	(1,446)	(17)	(2,055)	(22)
Loans at amortized cost, net	5,907,494	6,278,352	6,592,471	(370,858)	(6)	(684,977)	(10)

At fair value – Derivative financial instruments used for hedging – receivable	9,352	27,369	7,400	(18,017)	(66)	1,952	26

Property and equipment, net	8,549	6,654	6,173	1,895	28	2,376	38
Intangibles, net	2,909	3,086	427	(177)	(6)	2,482	581

Other assets:
Customers' liabilities under acceptances	19,387	1,715	15,100	17,672	1,030	4,287	28
Accrued interest receivable	44,187	45,296	45,456	(1,109)	(2)	(1,269)	(3)
Other assets	11,546	25,135	15,794	(13,589)	(54)	(4,248)	(27)
Total of other assets	75,120	72,146	76,350	2,974	4	(1,230)	(2)

TOTAL ASSETS	$7,180,783	$7,287,080	$8,286,216	$(106,297)	(1)%	$(1,105,433)	(13)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$127,014	$252,536	$243,839	$(125,522)	(50)%	$(116,825)	(48)%
Time	2,675,838	2,873,469	2,551,630	(197,631)	(7)	124,208	5
Total deposits	2,802,852	3,126,005	2,795,469	(323,153)	(10)	7,383	0

At fair value – Derivative financial instruments used for hedging – payable	59,686	34,652	29,889	25,034	72	29,797	100

Financial liabilities at fair value through profit or loss	24	0	89	24	n.m. (*)	(65)	(73)%
Securities sold under repurchase agreement	0	101,403	114,084	(101,403)	(100)	(114,084)	(100)
Short-term borrowings and debt	1,470,075	1,132,488	2,430,357	337,587	30	(960,282)	(40)
Long-term borrowings and debt, net	1,776,738	1,831,372	1,881,813	(54,634)	(3)	(105,075)	(6)

Other liabilities:
Acceptances outstanding	19,387	1,715	15,100	17,672	1,030	4,287	28
Accrued interest payable	16,603	22,000	17,716	(5,397)	(25)	(1,113)	(6)
Allowance for expected credit losses on loan commitments and financial guarantee contracts	5,776	5,366	5,424	410	8	352	6
Other liabilities	18,328	21,208	24,344	(2,880)	(14)	(6,016)	(25)
Total other liabilities	60,094	50,289	62,584	9,805	19	(2,490)	(4)

TOTAL LIABILITIES	$6,169,469	$6,276,209	$7,314,285	$(106,740)	(2)%	$(1,144,816)	(16)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(69,176)	(69,185)	(73,397)	9	(0)	4,221	(6)
Additional paid-in capital in excess of assigned value of common stock	120,594	120,011	120,177	583	0	417	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	587,507	589,239	560,642	(1,732)	(0)	26,865	5
Accumulated other comprehensive loss	(2,801)	(4,384)	(10,681)	1,583	(36)	7,880	(74)

TOTAL STOCKHOLDERS' EQUITY	$1,011,314	$1,010,871	$971,931	$443	0%	$39,383	4%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,180,783	$7,287,080	$8,286,216	$(106,297)	(1)%	$(1,105,433)	(13)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2016	September 30, 2016	December 31, 2015	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$61,450	$62,817	$58,127	$(1,367)	(2)%	$3,323	6%
Interest expense	(23,765)	(22,997)	(20,349)	(768)	3	(3,416)	17

NET INTEREST INCOME	37,685	39,820	37,778	(2,135)	(5)	(93)	(0)

OTHER INCOME:
Fees and commissions, net	4,128	3,371	6,329	757	22	(2,201)	(35)
Derivative financial instruments and foreign currency exchange	(351)	204	374	(555)	(272)	(725)	(194)
Gain per financial instrument at fair value through profit or loss - investment funds	0	0	(2,030)	0	n.m. (*)	2,030	(100)
(Loss) gain per financial instrument at fair value through profit or loss - other financial instruments	1,208	(324)	(248)	1,532	(473)	1,456	(587)
Gain (loss) per financial instrument at fair value through OCI	(110)	69	0	(179)	(259)	(110)	n.m. (*)
Gain on sale of loans at amortized cost	316	87	784	229	263	(468)	(60)
Other income	321	150	574	171	114	(253)	(44)
NET OTHER INCOME	5,512	3,557	5,783	1,955	55	(271)	(5)

TOTAL INCOME	43,197	43,377	43,561	(180)	(0)	(364)	(1)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	17,574	5,077	1,867	12,497	246	15,707	841
Impairment (recovery) loss from expected credit losses on investment securities	(273)	(210)	4,746	(63)	30	(5,019)	(106)
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	410	(725)	622	1,135	(157)	(212)	(34)
OPERATING EXPENSES:
Salaries and other employee expenses	6,188	6,230	7,246	(42)	(1)	(1,058)	(15)
Depreciation of equipment and leasehold improvements	404	376	309	28	7	95	31
Amortization of intangible assets	218	222	149	(4)	(2)	69	46
Other expenses	5,332	4,416	5,396	916	21	(64)	(1)
TOTAL OPERATING EXPENSES	12,142	11,244	13,100	898	8	(958)	(7)
TOTAL EXPENSES	29,853	15,386	20,335	14,467	94	9,518	47

PROFIT FOR THE PERIOD	$13,344	$27,991	$23,226	$(14,647)	(52)%	$(9,882)	(43)%

PER COMMON SHARE DATA:
Basic earnings per share	0.34	0.72	0.60
Diluted earnings per share	0.34	0.71	0.59

Weighted average basic shares	39,160	39,102	38,969
Weighted average diluted shares	39,310	39,225	39,114

PERFORMANCE RATIOS:
Return on average assets	0.73%	1.50%	1.17%
Return on average stockholders' equity	5.3%	11.2%	9.5%
Net interest margin	2.05%	2.13%	1.90%
Net interest spread	1.79%	1.89%	1.72%
Efficiency Ratio	28.1%	25.9%	30.1%
Operating expenses to total average assets	0.66%	0.60%	0.66%

(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Profit or Loss, Financial Position, and Selected Financial Ratios)

	FOR THE YEAR ENDED
	December 31, 2016	December 31, 2015
	(In US$ thousand, except per share amounts & ratios)

PROFIT OR LOSS DATA:
Net interest income	$155,209	$145,479
Fees and commissions, net	14,306	19,200
Derivative financial instruments and foreign currency exchange	(486)	(23)
(Loss) Gain per financial instrument at fair value through profit or loss - investment funds	(4,364)	5,086
Gain per financial instrument at fair value through profit or loss - other financial instruments	1,481	645
(Loss) Gain per financial instrument at fair value through OCI	(356)	363
Gain on sale of loans at amortized cost	806	1,505
Other income	1,378	1,603
Impairment loss from expected credit losses on loans and loan commitments and financial guarantee contracts	(35,111)	(12,800)
Impairment loss from expected credit losses on investment securities	(3)	(5,290)
Operating expenses	(45,815)	(51,784)
PROFIT FOR THE PERIOD	$87,045	$103,984

FINANCIAL POSITION DATA:
Financial instruments at fair value through profit or loss	0	53,411
Financial instruments at fair value through OCI	30,607	141,803
Securities at amortized cost, net	77,214	108,215
Loans at amortized cost	6,020,731	6,691,749
Total assets	7,180,783	8,286,216
Deposits	2,802,852	2,795,469
Financial liabilities at fair value through profit or loss	24	89
Securities sold under repurchase agreements	0	114,084
Short-term borrowings and debt	1,470,075	2,430,357
Long-term borrowings and debt, net	1,776,738	1,881,813
Total liabilities	6,169,469	7,314,285
Stockholders' equity	1,011,314	971,931

PER COMMON SHARE DATA:
Basic earnings per share	2.23	2.67
Diluted earnings per share	2.22	2.66
Book value (period average)	25.42	24.39
Book value (period end)	25.83	24.94

(In thousand):
Weighted average basic shares	39,085	38,925
Weighted average diluted shares	39,210	39,113
Basic shares period end	39,160	38,969

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.16%	1.32%
Return on average stockholders' equity	8.8%	11.0%
Net interest margin	2.08%	1.84%
Net interest spread	1.84%	1.68%
Efficiency Ratio	27.3%	29.8%
Operating expenses to total average assets	0.61%	0.66%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	1.09%	0.78%
Write-offs to gross loan portfolio	0.31%	0.09%
Allowance for expected credit losses on loans at amortized cost to gross loan portfolio	1.76%	1.34%
Allowance for expected credit losses on loan commitments and financial guarantee contracts to total loan commitments and financial guarantee contracts balances	1.37%	1.17%
Total allowance for expected credit losses on loan at amortized cost, loan commitments and financial guarantee contracts to non-performing loans	171%	182%

CAPITAL RATIOS:
Stockholders' equity to total assets	14.1%	11.7%
Tier 1 Basel III Capital Ratio	17.9%	16.1%

EXHIBIT IV

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2016	December 31, 2015	CHANGE	%
	(In US$ thousand)
NET INTEREST INCOME:
Interest income	$245,898	$220,312	$25,586	12%
Interest expense	(90,689)	(74,833)	(15,856)	21
NET INTEREST INCOME	155,209	145,479	9,730	7

OTHER INCOME:
Fees and commissions, net	14,306	19,200	(4,894)	(25)
Derivative financial instruments and foreign currency exchange	(486)	(23)	(463)	2,013
(Loss) Gain per financial instrument at fair value through profit or loss - investment funds	(4,364)	5,086	(9,450)	(186)
Gain per financial instrument at fair value through profit or loss - other financial instruments	1,481	645	836	130
(Loss) Gain per financial instrument at fair value through OCI	(356)	363	(719)	(198)
Gain on sale of loans at amortized cost	806	1,505	(699)	(46)
Other income	1,378	1,603	(225)	(14)
NET OTHER INCOME	12,765	28,379	(15,614)	(55)

TOTAL INCOME	167,974	173,858	(5,884)	(3)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	34,760	17,248	17,512	102
Impairment loss from expected credit losses on investment securities	3	5,290	(5,287)	(100)
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	351	(4,448)	4,799	(108)
OPERATING EXPENSES:
Salaries and other employee expenses	25,196	30,435	(5,239)	(17)
Depreciation of equipment and leasehold improvements	1,443	1,371	72	5
Amortization of intangible assets	643	596	47	8
Other expenses	18,533	19,382	(849)	(4)
TOTAL OPERATING EXPENSES	45,815	51,784	(5,969)	(12)
TOTAL EXPENSES	80,929	69,874	11,055	16

PROFIT FOR THE YEAR	$87,045	$103,984	$(16,939)	(16)%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2016			September 30, 2016			December 31, 2015
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$868,855	$1,266	0.57%	$811,507	$1,142	0.55%	$748,796	$567	0.30%
Financial Instruments at fair value through profit or loss	1	0	0.00	0	0	0.00	56,189	0	0.00
Financial Instruments at fair value through OCI	47,294	298	2.47	62,768	457	2.85	153,185	1,090	2.78
Securities at amortized cost (1)	79,279	520	2.57	98,221	688	2.74	115,424	677	2.30
Loans at amortized cost, net of unearned interest	6,314,717	59,366	3.68	6,460,587	60,530	3.67	6,812,081	55,793	3.20

TOTAL INTEREST EARNING ASSETS	$7,310,146	$61,450	3.29%	$7,433,084	$62,817	3.31%	$7,885,675	$58,127	2.88%

Non interest earning assets	71,608			66,618			56,968
Allowance for expected credit losses on loans at amortized cost	(99,405)			(101,713)			(91,383)
Other assets	22,708			27,763			14,175

TOTAL ASSETS	$7,305,056			$7,425,753			$7,865,436

INTEREST BEARING LIABILITIES
Deposits	$3,067,574	$5,160	0.66%	$3,267,557	$5,329	0.64%	$2,705,877	$3,309	0.48%
Trading liabilities	(117)	0	0.00	25	0	0.00	(78)	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,325,850	4,298	1.27	1,194,433	3,642	1.19	2,319,736	5,575	0.94
Long-term borrowings and debt, net (2)	1,805,004	14,306	3.10	1,892,037	14,026	2.90	1,808,308	11,465	2.48

TOTAL INTEREST BEARING LIABILITIES	$6,198,311	$23,765	1.50%	$6,354,051	$22,997	1.42%	$6,833,844	$20,349	1.17%

Non interest bearing liabilities and other liabilities	$97,157			$73,457			$66,651

TOTAL LIABILITIES	6,295,468			6,427,508			6,900,495

STOCKHOLDERS' EQUITY	1,009,589			998,244			964,941

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,305,056			$7,425,753			$7,865,436

NET INTEREST SPREAD			1.79%			1.89%			1.72%

NET INTEREST INCOME AND NET INTEREST MARGIN		$37,685	2.05%		$39,820	2.13%		$37,778	1.90%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.

(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2016			December 31, 2015
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$844,801	$4,472	0.52%	$818,641	$2,050	0.25%
Financial Instruments at fair value through profit or loss	16,081	0	0.00	56,257	0	0.00
Financial Instruments at fair value through OCI	97,602	2,254	2.27	253,440	6,033	2.35
Securities at amortized cost (1)	99,542	2,780	2.75	82,773	2,371	2.83
Loans at amortized cost, net of unearned interest	6,421,069	236,392	3.62	6,687,914	209,858	3.09

TOTAL INTEREST EARNING ASSETS	$7,479,095	$245,898	3.23%	$7,899,025	$220,312	2.75%

Non interest earning assets	71,976			69,830
Allowance for expected credit losses on loans at amortized cost	(95,865)			(83,421)
Other assets	24,170			15,583

TOTAL ASSETS	$7,479,376			$7,901,016

INTEREST BEARING LIABILITIES
Deposits	$3,080,289	$20,131	0.64%	$2,797,055	$11,788	0.42%
Trading liabilities	(25)	0	0.00	6	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,448,642	16,530	1.12	2,484,410	23,005	0.91
Long-term borrowings and debt, net (2)	1,874,435	54,028	2.84	1,583,745	40,040	2.49

TOTAL INTEREST BEARING LIABILITIES	$6,403,342	$90,689	1.39%	$6,865,215	$74,833	1.08%

Non interest bearing liabilities and other liabilities	$82,513			$86,406

TOTAL LIABILITIES	6,485,855			6,951,621

STOCKHOLDERS' EQUITY	993,521			949,395

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,479,376			$7,901,016

NET INTEREST SPREAD			1.84%			1.68%

NET INTEREST INCOME AND NET INTEREST MARGIN		$155,209	2.08%		$145,479	1.84%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.

(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VII

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/16	DEC 31/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	DEC 31/15

NET INTEREST INCOME:
Interest income	$245,898	$61,450	$62,817	$60,473	$61,158	$58,127	$220,312
Interest expense	(90,689)	(23,765)	(22,997)	(22,287)	(21,640)	(20,349)	(74,833)

NET INTEREST INCOME	155,209	37,685	39,820	38,186	39,518	37,778	145,479

OTHER INCOME:
Fees and commissions, net	14,306	4,128	3,371	4,434	2,373	6,329	19,200
Derivative financial instruments and foreign currency exchange	(486)	(351)	204	500	(839)	374	(23)
(Loss) Gain per financial instrument at fair value through profit or loss - investment funds	(4,364)	0	0	230	(4,594)	(2,030)	5,086
Gain (Loss) per financial instrument at fair value through profit or loss - other financial instruments	1,481	1,208	(324)	186	411	(248)	645
(Loss) Gain per financial instrument at fair value through OCI	(356)	(110)	69	(30)	(285)	0	363
Gain on sale of loans at amortized cost	806	316	87	303	100	784	1,505
Other income	1,378	321	150	556	351	574	1,603

NET OTHER INCOME	12,765	5,512	3,557	6,179	(2,483)	5,783	28,379

TOTAL INCOME	167,974	43,197	43,377	44,365	37,035	43,561	173,858

Impairment loss from expected credit losses on loans at amortized cost	34,760	17,574	5,077	9,966	2,143	1,867	17,248
Impairment loss (gain) from expected credit losses on investment securities	3	(273)	(210)	479	7	4,746	5,290
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	351	410	(725)	1,579	(913)	622	(4,448)
Operating expenses	45,815	12,142	11,244	10,069	12,360	13,100	51,784

PROFIT FOR THE PERIOD	$87,045	$13,344	$27,991	$22,272	$23,438	$23,226	$103,984

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.23	$0.34	$0.72	$0.57	$0.60	$0.60	$2.67

PERFORMANCE RATIOS
Return on average assets	1.16%	0.73%	1.50%	1.20%	1.22%	1.17%	1.32%
Return on average stockholders' equity	8.8%	5.3%	11.2%	9.1%	9.6%	9.5%	11.0%
Net interest margin	2.08%	2.05%	2.13%	2.06%	2.06%	1.90%	1.84%
Net interest spread	1.84%	1.79%	1.89%	1.83%	1.85%	1.72%	1.68%
Efficiency Ratio	27.3%	28.1%	25.9%	22.7%	33.4%	30.1%	29.8%
Operating expenses to total average assets	0.61%	0.66%	0.60%	0.54%	0.64%	0.66%	0.66%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/16	DEC 31/15	DEC 31/16	SEP 30/16	DEC 31/15

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$140,375	$127,161	$34,994	$35,869	$33,693
Net other income (2)	16,333	21,492	4,701	3,852	7,412
Total income	156,708	148,653	39,695	39,721	41,105
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(35,111)	(12,800)	(17,984)	(4,352)	(2,489)
Operating expenses (3)	(34,599)	(40,429)	(9,187)	(8,519)	(10,063)

PROFIT FOR THE PERIOD	$86,998	$95,424	$12,524	$26,850	$28,553

Average interest-earning assets (4)	6,421,069	6,687,914	6,314,717	6,460,587	6,812,081
End-of-period interest-earning assets (4)	6,013,482	6,682,445	6,013,482	6,384,687	6,682,445

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$14,834	$18,318	$2,691	$3,951	$4,085
Net other income (loss) (2)	(3,568)	6,887	811	(295)	(1,629)
Total income	11,266	25,205	3,502	3,656	2,456
Impairment (loss) gain from expected credit losses on investment securities	(3)	(5,290)	273	210	(4,746)
Operating expenses (3)	(11,216)	(11,355)	(2,955)	(2,725)	(3,037)

PROFIT (LOSS) FOR THE PERIOD	$47	$8,560	$820	$1,141	($5,327)

Average interest-earning assets (5)	1,058,026	1,211,111	995,429	972,497	1,073,594
End-of-period interest-earning assets (5)	1,177,961	1,603,395	1,177,961	900,127	1,603,395

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$155,209	$145,479	$37,685	$39,820	$37,778
Net other income (2)	12,765	28,379	5,512	3,557	5,783
Total income	167,974	173,858	43,197	43,377	43,561
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(35,111)	(12,800)	(17,984)	(4,352)	(2,489)
Impairment (loss) gain from expected credit losses on investment securities	(3)	(5,290)	273	210	(4,746)
Operating expenses (3)	(45,815)	(51,784)	(12,142)	(11,244)	(13,100)

PROFIT FOR THE PERIOD	$87,045	$103,984	$13,344	$27,991	$23,226

Average interest-earning assets	7,479,095	7,899,025	7,310,146	7,433,084	7,885,675
End-of-period interest-earning assets	7,191,443	8,285,840	7,191,443	7,284,814	8,285,840

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items: - Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income. - Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans at amortized cost, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2016		September 30, 2016		December 31, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$325	5	$297	4	$153	2	$28	$172
BELGIUM	4	0	0	0	13	0	4	(9)
BERMUDA	0	0	0	0	20	0	0	(20)
BOLIVIA	19	0	19	0	21	0	0	(2)
BRAZIL	1,185	18	1,212	18	1,685	23	(27)	(500)
CHILE	75	1	150	2	213	3	(75)	(138)
COLOMBIA	762	12	795	12	770	10	(33)	(8)
COSTA RICA	403	6	438	6	346	5	(35)	57
DOMINICAN REPUBLIC	270	4	184	3	389	5	86	(119)
ECUADOR	319	5	285	4	273	4	34	46
EL SALVADOR	106	2	117	2	69	1	(11)	37
FRANCE	0	0	2	0	6	0	(2)	(6)
GERMANY	50	1	65	1	97	1	(15)	(47)
GUATEMALA	323	5	376	6	458	6	(53)	(135)
HONDURAS	74	1	92	1	119	2	(18)	(45)
JAMAICA	7	0	36	1	16	0	(29)	(9)
MEXICO	959	15	860	13	874	12	99	85
NICARAGUA	37	1	32	0	17	0	5	20
PANAMA	552	8	563	8	625	8	(11)	(73)
PARAGUAY	108	2	114	2	116	2	(6)	(8)
PERU	510	8	630	9	537	7	(120)	(27)
SINGAPORE	70	1	51	1	37	0	19	33
SWITZERLAND	47	1	39	1	46	1	8	1
TRINIDAD & TOBAGO	193	3	194	3	208	3	(1)	(15)
UNITED STATES	73	1	67	1	53	1	6	20
URUGUAY	55	1	196	3	219	3	(141)	(164)
MULTILATERAL ORGANIZATIONS	11	0	19	0	25	0	(8)	(14)
OTHER	15	0	0	0	0	0	15	15

TOTAL CREDIT PORTFOLIO (1)	$6,552	100%	$6,833	100%	$7,405	100%	$(281)	$(853)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(9)		(9)		2	2

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,545		$6,824		$7,396		$(279)	$(851)

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, customers' liabilities under acceptances, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).

(*)	Risk in countries outside the Region related to transactions carried out in the Region.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2016		September 30, 2016		December 31, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$325	5	$297	4	$153	2	$28	$172
BELGIUM	4	0	0	0	13	0	4	(9)
BERMUDA	0	0	0	0	20	0	0	(20)
BOLIVIA	19	0	19	0	21	0	0	(2)
BRAZIL	1,164	18	1,183	18	1,623	23	(19)	(459)
CHILE	70	1	145	2	195	3	(75)	(125)
COLOMBIA	732	11	760	11	717	10	(28)	15
COSTA RICA	403	6	438	7	341	5	(35)	62
DOMINICAN REPUBLIC	270	4	184	3	389	5	86	(119)
ECUADOR	319	5	285	4	273	4	34	46
EL SALVADOR	106	2	117	2	69	1	(11)	37
FRANCE	0	0	2	0	6	0	(2)	(6)
GERMANY	50	1	65	1	97	1	(15)	(47)
GUATEMALA	323	5	376	6	458	6	(53)	(135)
HONDURAS	74	1	92	1	119	2	(18)	(45)
JAMAICA	7	0	36	1	16	0	(29)	(9)
MEXICO	939	15	828	12	836	12	111	103
NICARAGUA	37	1	32	0	17	0	5	20
PANAMA	540	8	551	8	591	8	(11)	(51)
PARAGUAY	108	2	114	2	116	2	(6)	(8)
PERU	510	8	626	9	530	7	(116)	(20)
SINGAPORE	70	1	51	1	37	1	19	33
SWITZERLAND	47	1	39	1	46	1	8	1
TRINIDAD & TOBAGO	184	3	185	3	200	3	(1)	(16)
UNITED STATES	73	1	67	1	53	1	6	20
URUGUAY	55	1	196	3	219	3	(141)	(164)
OTHER	15	0	0	0	0	0	15	15

TOTAL COMMERCIAL PORTFOLIO (1)	$6,444	100%	$6,688	100%	$7,155	100%	$(244)	$(711)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(9)		(9)		2	2

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,437		$6,679		$7,146		$(242)	$(709)

(1)	Includes gross loan portfolio, customers' liabilities under acceptances, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).

(*)	Risk in countries outside the Region related to transactions carried out in the Region.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2016		September 30, 2016		December 31, 2015		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$21	20	$29	20	$62	25	$(8)	$(41)
CHILE	5	5	5	4	18	7	0	(13)
COLOMBIA	30	27	35	24	53	21	(5)	(23)
COSTA RICA	0	0	0	0	5	2	0	(5)
MEXICO	20	19	32	22	38	15	(12)	(18)
PANAMA	12	11	12	8	34	13	0	(22)
PERU	0	0	4	3	7	3	(4)	(7)
TRINIDAD & TOBAGO	9	8	9	6	8	3	0	1
MULTILATERAL ORGANIZATIONS	11	10	19	13	25	10	(8)	(14)

TOTAL TREASURY PORTOFOLIO (1)	$108	100%	$145	100%	$250	100%	$(37)	$(142)

(1)	Includes financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses. Excludes the Bank's former participation in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	FULL-YEAR		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	2016	2015	4QTR16	3QTR16	4QTR15	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$468	$750	$174	$120	$44	$(282)	$54	$130
BELGIUM	36	13	4	17	13	23	(13)	(9)
BOLIVIA	26	38	4	5	18	(12)	(1)	(14)
BRAZIL	467	1,241	208	113	168	(774)	95	40
CANADA	2	0	0	0	0	2	0	0
CHILE	362	176	59	129	102	186	(70)	(43)
COLOMBIA	1,062	946	321	275	397	116	46	(76)
COSTA RICA	714	351	202	217	78	363	(15)	124
DOMINICAN REPUBLIC	739	851	180	165	336	(112)	15	(156)
ECUADOR	853	1,107	256	248	212	(254)	8	44
EL SALVADOR	148	105	49	20	53	43	29	(4)
FRANCE	6	6	0	0	0	0	0	0
GERMANY	100	0	0	100	0	100	(100)	0
GUATEMALA	680	878	148	128	187	(198)	20	(39)
HONDURAS	161	283	36	29	84	(122)	7	(48)
JAMAICA	110	117	7	14	19	(7)	(7)	(12)
JAPAN	18	0	0	0	0	18	0	0
MEXICO	2,831	2,647	965	679	656	184	286	309
NETHERLANDS	14	0	0	0	0	14	0	0
NICARAGUA	63	18	19	21	17	45	(2)	2
PANAMA	920	921	270	304	201	(1)	(34)	69
PARAGUAY	98	133	10	48	26	(35)	(38)	(16)
PERU	1,186	850	294	355	186	336	(61)	108
SINGAPORE	217	30	59	81	25	187	(22)	34
SWITZERLAND	129	102	27	18	55	27	9	(28)
TRINIDAD & TOBAGO	432	390	166	70	47	42	96	119
UNITED STATES	118	26	35	36	1	92	(1)	34
URUGUAY	32	81	32	0	10	(49)	32	22
OTHER	6	0	6	0	0	6	6	6

TOTAL CREDIT DISBURSED (1)	$11,998	$12,060	$3,531	$3,192	$2,935	$(62)	$339	$596

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).

(*)	Risk in countries outside the Region related to transactions carried out in the Region.

EXHIBIT XIII

NON-GAAP FEES AND OTHER INCOME RECONCILIATION

(In US$ thousand)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/16	DEC 31/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	DEC 31/15

NET OTHER INCOME	$12,765	$5,512	$3,557	$6,179	($2,483)	$5,783	$28,379

Less:
Derivative financial instruments and foreign currency exchange	(486)	(351)	204	500	(839)	374	(23)
(Loss) Gain per financial instrument at fair value through profit or loss	(2,883)	1,208	(324)	416	(4,183)	(2,278)	5,731
(Loss) Gain per financial instrument at fair value through OCI	(356)	(110)	69	(30)	(285)	0	363
FEES AND OTHER INCOME	$16,490	$4,765	$3,608	$5,293	$2,824	$7,687	$22,308

NON-GAAP BUSINESS INCOME RECONCILIATION

(In US$ thousand)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/16	DEC 31/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	DEC 31/15

TOTAL INCOME	$167,974	$43,197	$43,377	$44,365	$37,035	$43,561	$173,858

Less: Non-Core income
(Loss) Gain per financial instrument at fair value through profit or loss - investment funds	(4,364)	0	0	230	(4,594)	(2,030)	5,086
Other income related to investment funds	278	0	0	278	0	0	0
BUSINESS INCOME	$172,060	$43,197	$43,377	$43,858	$41,629	$45,591	$168,772

NON-GAAP OPERATING EXPENSES AND BUSINESS OPERATING EXPENSES RECONCILIATION

(In US$ thousand)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/16	DEC 31/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	DEC 31/15

TOTAL EXPENSES	$80,929	$29,853	$15,386	$22,093	$13,597	$20,335	$69,874

Less:
Impairment loss from expected credit losses on loans at amortized cost	34,760	17,574	5,077	9,966	2,143	1,867	17,248
Impairment loss (recovery) from expected credit losses on investment securities	3	(273)	(210)	479	7	4,746	5,290
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	351	410	(725)	1,579	(913)	622	(4,448)
OPERATING EXPENSES	$45,815	$12,142	$11,244	$10,069	$12,360	$13,100	$51,784

Less: Non-Core expenses
Other expenses related to the investment funds	361	0	0	292	69	(2)	93
BUSINESS OPERATING EXPENSES	$45,454	$12,142	$11,244	$9,777	$12,291	$13,102	$51,691

NON-GAAP BUSINESS PROFIT FOR THE PERIOD RECONCILIATION

(In US$ thousand)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/16	DEC 31/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	DEC 31/15

PROFIT FOR THE PERIOD	$87,045	$13,344	$27,991	$22,272	$23,438	$23,226	$103,984

Less: Non-Core items
(Loss) Gain per financial instrument at fair value through profit or loss - investment funds	(4,364)	0	0	230	(4,594)	(2,030)	5,086
Other income related to investment funds	278	0	0	278	0	0	0
Other expenses related to the investment funds	361	0	0	292	69	(2)	93
TOTAL NON-CORE ITEMS	$(4,447)	$0	$0	$216	$(4,663)	$(2,028)	$4,993
BUSINESS PROFIT FOR THE PERIOD	$91,492	$13,344	$27,991	$22,056	$28,101	$25,254	$98,991